UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated February 25, 2015: DryShips Inc. Reports Financial and Operating Results for the Fourth Quarter 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: February 25, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER 2014

February 25, 2015, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

➢

For the fourth quarter of 2014, the Company reported a net loss of $24.0 million, or $0.04 basic and diluted loss per share.

Included in the fourth quarter 2014 results is an impairment charge on one drybulk vessel, of $38.1 million, or $0.06 per share.

Excluding this item, the Company’s net results would have amounted to a net income of $14.1 million, or $0.02 per share. (1)

➢

The Company reported Adjusted EBITDA of $298.7 million for the fourth quarter of 2014, as compared to $179.8 million for the fourth quarter of 2013. (2)

Year Ended December 31, 2014 Financial Highlights

➢

For the year ended December 31, 2014, the Company reported a net loss of $47.5 million, or $0.11 basic and diluted loss per share.

Included in the year ended December 31, 2014 results are:

-

Impairment charge on one drybulk vessel, of $38.1 million, or $0.08 per share.

-

Non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million or $0.07 per share.

-

Non-cash write offs and breakage costs associated with the full refinancing of Ocean Rig's $1.35 billion Senior Secured Credit Facility, totaling $22.0 million or $0.05 per share.

Excluding the above items, the Company would have reported a net income of $23.0 million, or $0.05 per share. (1)

➢

The Company reported Adjusted EBITDA(2) of $1,048.3 million for the year ended December 31, 2014, as compared to $597.0 million for the year ended December 31, 2013.

Recent Highlights

-

On February 24, 2015, Ocean Rigs’ Board of Directors declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015 and payable on or about March 23, 2015.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to announce another quarter of positive operating results returning the company to full-year profitability excluding non-cash items.

“Our results were driven by another excellent quarter by Ocean Rig who continues to execute on its business plan with high operating utilization. While the short-term outlook for the industry is not as bright as it was a year ago, Ocean Rig with it’s modern fleet, solid contract backlog and strong balance sheet is well positioned not only to weather the storm but also to take advantage of distressed opportunities as they arrive.

“The drybulk market remains challenging but we feel that we are getting closer to the bottom with each passing day as the increased scrapping activity of older vessels this year indicates. With no newbuildings on order, Dryships is better positioned than most of its peers in this downturn and with its large amount of spot market exposure is uniquely placed to take advantage of any increase in freight rates.

“Lastly, turning to the crude tanker markets, the fundamentals for 2015 remain extremely bullish. Our fourth quarter results include only in a limited way the stronger freight market that started since last November, which will be more fully reflected in our first quarter results. With few newbuilding deliveries and healthy demand driven by the lower oil price, the strong tanker market should extend well into 2016.”

Financial Review: 2014 Fourth Quarter

The Company recorded net loss of $24.0 million, or $0.04 basic and diluted loss per share, for the three-month period ended December 31, 2014, as compared to a net loss of $24.4 million, or $0.06 basic and diluted loss per share, for the three-month period ended December 31, 2013. Adjusted EBITDA(1) was $298.7 million for the fourth quarter of 2014, as compared to $179.8 million for the same period in 2013.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $46.1 million for the three-month period ended December 31, 2014, as compared to $45.4 million for the three-month period ended December 31, 2013. For the tanker segment, net voyage revenues amounted to $23.9 million for the three-month period ended December 31, 2014, as compared to $11.9 million for the same period in 2013. For the offshore drilling segment, revenues from drilling contracts increased by $153.9 million to $499.4 million for the three-month period ended December 31, 2014, as compared to $345.5 million for the same period in 2013.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $225.4 million and to $116.3 million, respectively, for the three-month period ended December 31, 2014, from $166.7 million and $96.5 million, respectively, for the three-month period ended December 31, 2013. Total general and administrative expenses decreased to $54.6 million in the fourth quarter of 2014, from $57.1 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $87.7 million for the three-month period ended December 31, 2014, compared to $75.8 million for the three-month period ended December 31, 2013.

The Time Charter Equivalent(2) , or TCE, rate for our drybulk fleet was $12,974 per day per vessel in the three month period ended December 31, 2014, as compared to $13,303 per day per vessel in the corresponding period of 2013.  The Time Charter Equivalent, or TCE, rate for our tanker fleet was $26,003 per day per vessel in the three month period ended December 31, 2014 which is a significant improvement compared to the $12,963 per day per vessel TCE rate in the corresponding period of 2013.

(1)The net result is adjusted for the minority interests of 40.69% not owned by DryShips Inc. common stockholders.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile as of February 24, 2015:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,026	Capesize	$23,000	May-18	Dec-23
Negonego	2013	206,097	Capesize	$21,500	Mar-20	Feb-28
Fakarava	2012	206,152	Capesize	$25,000	Sept-15	Sept-20
Raiatea	2011	179,078	Capesize	$23,500	Oct-19	Dec-19
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$23,500	Jul-19	Sept-19
Cohiba	2006	174,234	Capesize	$23,500	Sep-19	Nov-19
Montecristo	2005	180,263	Capesize	$23,500	Jul-19	Sep-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$23,500	Sep-19	Nov-19
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$20,000	Jan-16	May-16

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Woolloomooloo	2012	76,064	Panamax	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year Built/or			Gross rate	Redelivery
	Scheduled Delivery	DWT	Type	Per day	Earliest	Latest

Tanker fleet
Suezmax:
Bordeira	2013	158,513	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,532	Suezmax	Spot	N/A	N/A
Lipari	2012	158,425	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,622	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,708	Aframax	Spot	N/A	N/A
Mareta	2013	115,796	Aframax	Spot	N/A	N/A
Calida	2012	115,812	Aframax	Spot	N/A	N/A
Saga	2011	115,738	Aframax	Spot	N/A	N/A
Daytona	2011	115,896	Aframax	Spot	N/A	N/A
Belmar	2011	115,904	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Total backlog as of February 24, 2015 amounted to $5.2 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q1 – 16	Operating Area Norwegian Continental Shelf
Eirik Raude	2002	Q4 – 15	Falkland Islands
Ocean Rig Corcovado	2011	Q2 – 15	Brazil
		Q2--18	Brazil
Ocean Rig Olympia	2011	Q3 – 15(1)	Angola
		Q4 – 15(2)	Angola
Ocean Rig Poseidon	2011	Q2 – 16	Angola
		Q2 – 17(2)	Angola
Ocean Rig Mykonos	2011	Q1 – 15	Brazil
		Q1-- 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 15 (2)	Nigeria, Angola
		Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Angola
Newbuildings
Ocean Rig Apollo	Mar. 2015	Q2 – 18	West Africa
Ocean Rig Santorini	Jun. 2016	N/A	N/A
Ocean Rig TBN#1	Feb. 2017	N/A	N/A
Ocean Rig TBN#2	Jun. 2017	N/A	N/A

(1) TOTAL E&P ANGOLA has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution. The backlog calculation for the Ocean Rig Olympia assumes that the unit is employed until the end of the contract.

(2) Includes new ENI contracts which are subject to customary closing conditions which we expect will be obtained before the end of the first quarter of 2015.

Drybulk Carrier and Tanker Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Average number of vessels(1)	38.0	39.0	37.2	38.7
Total voyage days for vessels(2)	3,412	3,555	13,442	13,889
Total calendar days for vessels(3)	3,496	3,588	13,560	14,122
Fleet utilization(4)	97.6%	99.1%	99.1%	98.4%
Time charter equivalent(5)	$13,303	$12,974	$12,062	$12,354
Vessel operating expenses (daily)(6)	$6,251	$6,659	$5,796	$6,400

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Average number of vessels(1)	10.0	10.0	9.9	10.0
Total voyage days for vessels(2)	920	920	3,598	3,650
Total calendar days for vessels(3)	920	920	3,598	3,650
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$12,963	$26,003	$12,900	$21,835
Vessel operating expenses (daily)(6)	$7,148	$7,222	$7,286	$7,138

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Voyage revenues	$ 53,021	$54,037	$191,024	$205,630
Voyage expenses	(7,630)	(7,913)	(28,886)	(34,044)
Time charter equivalent revenues	$ 45,391	$46,124	$162,138	$171,586
Total voyage days for fleet	3,412	3,555	13,442	13,889
Time charter equivalent TCE	$ 13,303	$12,974	$12,062	$12,354

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Voyage revenues	$ 32,873	$45,008	$120,740	$162,817
Voyage expenses	(20,947)	(21,085)	(74,325)	(83,121)
Time charter equivalent revenues	$ 11,926	$23,923	$46,415	$79,696
Total voyage days for fleet	920	920	3,598	3,650
Time charter equivalent TCE	$ 12,963	$26,003	$12,900	$21,835

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014

REVENUES:
Voyage revenues	$85,894	$99,045	$311,764	$368,447
Revenues from drilling contracts	345,458	499,366	1,180,250	1,817,077
	431,352	598,411	1,492,014	2,185,524

EXPENSES:
Voyage expenses	28,577	28,998	103,211	117,165
Vessel operating expenses	28,430	30,537	104,808	116,428
Drilling rigs operating expenses	138,311	194,815	504,957	727,832
Depreciation and amortization	96,506	116,254	357,372	449,792
Vessel impairments and other, net	-	38,148	76,783	39,455
General and administrative expenses	57,144	54,610	184,722	193,686
Legal settlements and other, net	(581)	(3,454)	4,585	(2,013)

Operating income	82,965	138,503	155,576	543,179

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(75,785)	(87,679)	(319,631)	(398,875)
Gain/ (loss) on interest rate swaps	(3,467)	(7,683)	8,373	(15,528)
Other, net	(2,483)	4,237	2,245	7,067
Income taxes	(9,492)	(35,950)	(44,591)	(77,823)
Total other expenses, net	(91,227)	(127,075)	(353,604)	(485,159)

Net income/(loss)	(8,262)	11,428	(198,028)	58,020

Net income attributable to Non controlling interests	(16,107)	(35,425)	(25,065)	(105,532)

Net loss attributable to Dryships Inc.	$(24,369)	$(23,997)	$(223,093)	$(47,512)

Net loss attributable to Dryships Inc. common stockholders	(24,429)	(24,161)	(223,149)	(48,209)
Loss per common share, basic and diluted	$(0.06)	$(0.04)	$(0.58)	$(0.11)
Weighted average number of shares, basic and diluted	388,083,468	586,693,626	384,063,306	456,031,628

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	December 31, 2014

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$739,312	$658,936
Other current assets	494,887	568,341
Advances for vessels and drillships under construction and related costs	679,008	623,984
Vessels, net	2,249,087	2,141,617
Drilling rigs, drillships, machinery and equipment, net	5,828,231	6,259,747
Other non-current assets	133,167	118,978
Total assets	10,123,692	10,371,603

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,568,003	5,517,613
Total other liabilities	723,991	563,602
Total stockholders’ equity	3,831,698	4,290,388
Total liabilities and stockholders’ equity	$10,123,692	$10,371,603

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments and other, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014

Net loss attributable to Dryships Inc	$ (24,369)	$ (23,997)	$ (223,093)	$ (47,512)

Add: Net interest expense	75,785	87,679	319,631	398,875
Add: Depreciation and amortization	96,506	116,254	357,372	449,792
Add: Dry-dockings and class survey costs	2,839	1,513	5,056	8,819
Add: Impairment losses and other	-	38,148	76,783	39,455
Add: Income taxes	9,492	35,950	44,591	77,823
Add: Loss/(gain) on interest rate swaps	3,467	7,683	(8,373)	15,528
Add: Net income attributable to Non controlling interests	16,107	35,425	25,065	105,532
Adjusted EBITDA	$ 179,827	$ 298,655	$ 597,032	$ 1,048,312

Conference Call and Webcast: February 26, 2015

As announced, the Company’s management team will host a conference call on Thursday, February 26, 2015 at 9:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until March 5, 2015. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2015, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com